SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 12, 2007

Shaw Communications Inc.
By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS TO ACQUIRE WINFIELD, LUMBY, LILLOOET
AND GULF ISLANDS CABLE SYSTEMS
CALGARY, AB (January 12, 2007) — Shaw Communications today announced that it has entered an agreement with Mascon Communications and its affiliates to acquire the cable systems in Winfield, Lumby, Pender Island, Mayne Island, Galiano Island and Lillooet, B.C.
“We are delighted with the acquisition of these B.C. cable systems”, said Peter Bissonnette, President of Shaw Communications, “these cable systems compliment our existing cable properties in and around Kelowna and the Gulf Islands.”
“We are proud of the cable operations we have developed in Winfield, Lillooet and the Gulf Islands” said Ian Mackay who founded Mascon Communications and operated its cable systems over the past 20 years. “Shaw’s purchase of these cable operations is a great deal for our customers who will enjoy an enhanced offering of entertainment and Internet services, and in some cases, digital phone services, through Shaw.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.1 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca